[GRAPHIC OMITTED]



















                                    AMERICAN
                                 BANCORPORATION



                                      1998
                                  ANNUAL REPORT


                                                               American Bancorporation and Subsidiaries
FINANCIAL HIGHLIGHTS
(In thousands, except per share)                    1998       1997       1996       1995       1994
Statement of Income:
 Net Income................................   $     5,202    $ 4,509    $  3,666   $  3,052   $ 1,696
 Basic Earnings Per Share................            1.66       1.44        1.17       0.98      0.56
Balance Sheet:
 Assets......................................   $ 611,405   $ 484,606  $ 461,632  $ 353,995 $ 338,116
 Deposits..................................       431,240     355,734    319,811    292,665   292,341
 Loans - net...............................       297,580     283,407    267,886    246,518   225,129
 Stockholders' equity.....................         36,447      33,694     30,423     28,012    26,193
 Book Value per share.....................          11.65       10.77       9.72       8.95      8.37



QUARTERLY PRICE RANGES AND DIVIDENDS
                                              Common Shares                              Trust Preferred
1998:                                      High        Low       Dividends             High       Low

 Fourth....................               27 1/2       18 7/8       $0.15             10 1/2      9 7/8
 Third.....................               25 7/8           21        0.14             10 1/2     10
 Second....................               27 1/2           22        0.14             10 1/2     10
 First.....................               30 1/2           25       0.125                N/A     N/A

1997:                                      High          Low     Dividends             High       Low
 Fourth....................               30 1/2       20 1/2      $0.125               N/A      N/A
 Third.....................               24 1/2       16 1/8       0.125               N/A      N/A
 Second....................               16 3/4       14 1/2       0.125               N/A      N/A
 First....................               15 5/16       12 1/8       0.125               N/A      N/A

American Bancorporation's common stock is traded on the Nasdaq Stock Market under the ticker symbol AMBC. Per share data, stock prices and dividends have been retroactively restated to reflect two for one stock splits which became effective March 16, 1994 and October 23, 1997. American Bancorporation's Capital Trust I is traded on the Nasdaq Stock Market under the ticker symbol AMBCP. Prior to April 21, 1998 no trust preferred securities were issued. Interest, rather than dividends, is paid on trust preferred securities.

CORPORATE PROFILE
American Bancorporation (the "Company"), is a registered Ohio bank holding company headquartered in Wheeling, West Virginia. The Company was organized in 1966. At December 31, 1998, the Company owned one affiliate bank, Wheeling National Bank, which serves its customers through twenty full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia and Belmont County, Harrison County, Guernsey County, Jefferson County and Franklin County, Ohio.

In addition to the banking offices, the Company operates four non-bank subsidiaries: American Mortgages, Inc. which originates and services mortgage loans, American Bancdata Corporation which provides electronic data processing services to the Company and Wheeling National Bank, American Bancservices, Inc., which provides the Company's transfer agent services, and American Bancorporation Capital Trust I, a Delaware statutory business trust.

The approximate number of common stockholders of record was 2,771 on January 31, 1999.

CONTENTS
Financial Highlights.............................................See above
Quarterly Stock Price Ranges.....................................See above
Corporate Profile................................................See above
Chairman's Letter................................................1 - 2
Financial Statements.............................................3 - 27
Independent Auditors' Report   ..................................29
Five Year Selected Financial Data................................30
Management's Discussion and Analysis.............................31 - 47

THE CHAIRMAN'S LETTER

       TO OUR SHAREHOLDERS:

     During 1998 American Bancorporation continued to carry out its basic strategy of prudent growth.

     Assets grew 26.2% from $485 million at year end 1997 to $611 million at year end 1998.

     Earnings grew 15.4% from $4.5 million at year end 1997 to $5.2 million at year end 1998.

       This represents $1.66 basic earnings per share for 1998 compared to $1.44 basic earnings per share for 1997.

       Dividends were raised 20% from $0.125 per quarter or $0.50 per year during the first quarter to $0.15 per quarter or $0.60 per year during the fourth quarter.

       Despite the fierce competition for new quality loans, your Company grew its loan portfolio in 1998 4.9% from $287 million at year end 1997 to $301 million at year end 1998, yet our net charge-offs (0.16%) compare very favorably to the national average of more than .20%.

       Some years ago we outsourced our internal audit function to S. R. Snodgrass, A.C. That company also has the responsibility of reviewing, on an ongoing basis, management's loan quality assessments of our loan portfolio, which action, along with constant attention to underwriting, has helped improve our overall loan quality.

       Investment securities available for sale grew 55.9% from $169 million at year end 1997 to $264 million at year end 1998. This additional liquidity provides us with a comfortable position in this time of economic uncertainty.

       As reported to you in our First Quarter Report, on April 27, 1998 your Company issued 1,265,000 shares of 8.50% Cumulative Trust Preferred shares at $10.00 per share for gross proceeds of $12,650,000. After expenses our net proceeds were $11,886,000 which the regulators will count as Tier 1 capital.

       On June 30, 1998 the Company transferred $3 million from the net proceeds on the sale of Cumulative Trust Preferred shares to our wholly owned subsidiary, Wheeling National Bank, as an addition to Wheeling National's capital account to support its growth.

       We continued to support the growth of Wheeling National Bank by placing another $1.2 million in its capital account on December 29, 1998.

       Your Company has worked long and hard on the Y2K problem and has met all regulatory requirements including testing.

       We are confident that your Company will find entry into the new millennium a non- event.

       We deeply appreciate your continued strong support.

       Sincerely,




       Jeremy C. McCamic
       Chairman and  Chief Executive Officer


CONSOLIDATED BALANCE SHEET                    American Bancorporation and Subsidiaries
December 31, 1998 and 1997

ASSETS                                                                                        1998               1997
Cash and due from banks................................................................$     12,316,176   $ 11,027,692
Federal funds sold .....................................................................     17,747,025      2,414,812
Investment securities available for sale ...............................................    263,827,239    169,175,987
Loans
   Commercial, financial and agricultural ..............................................    113,622,577     93,318,923
   Real estate mortgage ................................................................    138,050,626    144,179,037
   Installment .........................................................................     48,948,681     49,193,091
                                                                                            300,621,884    286,691,051
   Less allowance for loan losses ......................................................      3,042,269      3,284,338
                                                                                            297,579,615    283,406,713
Premises and equipment - net ...........................................................      9,735,582     10,070,377
Accrued interest receivable ............................................................      3,393,337      2,713,240
Excess of cost over net assets acquired ................................................      1,633,464      1,968,940
Other assets ...........................................................................      5,173,024      3,828,711
       TOTAL ASSETS ....................................................................   $611,405,462   $484,606,472

LIABILITIES
Deposits
   Demand - non-interest bearing......................................................  $  39,497,617       $ 33,512,712
   Demand - interest bearing.........................................................      26,291,654         26,893,378
   Savings............................................................................     93,605,716         92,608,169
   Time - under $100,000...............................................................   216,310,149        157,985,640
   Time - over $100,000..............................................................      55,535,059         44,734,433
       TOTAL DEPOSITS.................................................................    431,240,195        355,734,332
Borrowed funds........................................................................    123,891,183         87,574,152
Accrued interest payable.............................................................       2,306,854          1,782,668
Other liabilities....................................................................       4,858,495          4,396,674
Notes payable and other long term debt.............................................            11,242          1,424,800
Company obligated mandatorily redeemable trust preferred
 securities of subsidiary trust holding solely junior subordinated
 debentures of the Company...........................................................      12,650,000                 -
       TOTAL LIABILITIES..............................................................    574,957,969        450,912,626

STOCKHOLDERS' EQUITY
    Preferred stock..........................................................                       -                  -
    Common stock without par value, stated value $5 a share,
     authorized 6,500,000 shares, issued and outstanding 3,129,674...................       7,824,185          7,824,185
    Additional paid-in capital.......................................................      10,301,982         10,301,982
    Retained earnings................................................................      18,430,141         14,965,228
    Accumulated other comprehensive income (loss), net of
     tax of ($176,544) in 1998 and $267,301 in 1997................................         (108,815)            602,451
     TOTAL STOCKHOLDERS' EQUITY......................................................      36,447,493         33,693,846
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................................... $611,405,462       $484,606,472

<F1>
The accompanying notes are an integral part of these financial statements.

                    American Bancorporation and Subsidiaries


CONSOLIDATED STATEMENT OF INCOME
Years ended December 31, 1998, 1997 and 1996

                                                          1998         1997          1996

INTEREST INCOME
   Loans ...........................................  $25,759,177  $24,890,709  $ 22,500,530
   Investment securities
     Taxable interest income .......................   13,003,297    9,718,745     6,377,858
     Non-taxable interest income ...................      398,051       90,386       127,880
     Dividends .....................................      384,316      491,420       461,557
                                                       13,785,664   10,300,551     6,967,295
   Short-term investments ..........................      755,802      347,905       417,703
        Total interest income ......................   40,300,643   35,539,165    29,885,528
INTEREST EXPENSE
 Deposits
     Interest bearing demand .......................      609,938      628,799       630,275
     Savings .......................................    2,584,443    2,686,435     2,783,607
     Time - under $100,000 .........................   11,255,479    7,767,168     6,269,821
     Time - over $100,000 ..........................    3,131,532    2,101,660     1,247,259
                                                       17,581,392   13,184,062    10,930,962
 Borrowings
   Borrowed funds ..................................    5,047,018    5,005,959     2,782,434
   Notes payable and other long-term debt ..........      811,571       87,634        88,714
       Total interest expense ......................   23,439,981   18,277,655    13,802,110
   NET INTEREST INCOME .............................   16,860,662   17,261,510    16,083,418
PROVISION FOR LOAN LOSSES ..........................      240,000         --            --
 Net interest income after provision for loan losses   16,620,662   17,261,510    16,083,418
OTHER INCOME
     Service charges on deposit accounts ...........      716,512      749,680       864,557
     Insurance commissions .........................       90,938       87,592       106,990
     Net gains on sale of loans ....................    2,178,609    1,303,363       511,171
     Net securities gains (losses) .................      946,742       34,336          (922)
     Other income ..................................      761,680      750,873       910,302
        Total other income .........................    4,694,481    2,925,844     2,392,098
OTHER EXPENSE
     Salaries and employee benefits ................    6,677,506    5,910,116     5,589,526
     Occupancy expense .............................    1,241,005    1,261,026     1,137,334
     Furniture and equipment expense ...............    1,133,690    1,128,188     1,117,577
     Other expenses ................................    5,291,035    4,801,750     4,862,734
        Total other expense ........................   14,343,236   13,101,080    12,707,171
INCOME BEFORE INCOME TAXES .........................    6,971,907    7,086,274     5,768,345
PROVISION FOR INCOME TAXES .........................    1,770,025    2,577,467     2,102,367
NET INCOME .........................................  $ 5,201,882  $ 4,508,807  $  3,665,978

       Basic Earnings Per Share ....................  $      1.66  $      1.44  $       1.17

<F1>
The accompanying notes are an integral part of these financial statements.

                    American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT OF
CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1998, 1997 and 1996







                                                                        Accumulated
                                             Additional              other comprehensive  Total
                                  Common      paid-in       Retained   income (loss),  stockholders'
                                  stock       capital       earnings     net of tax      equity


Balance at January 1, 1996 ...   7,824,185   10,301,982     9,763,633     122,622     28,012,422
 Comprehensive results:
  Net Income .................        --           --       3,665,978        --        3,665,978
  Other comprehensive income,
   net of tax of $101,765 ....        --           --            --       152,647        152,647
  Total comprehensive results         --           --       3,665,978     152,647      3,818,625
  Dividends ($0.45 per share)         --           --      (1,408,353)       --       (1,408,353)
Balance at December 31, 1996 .   7,824,185   10,301,982    12,021,258     275,269     30,422,694
 Comprehensive results:
  Net Income .................        --           --       4,508,807        --        4,508,807
  Other comprehensive income,
   net of tax of $218,121 ....        --           --            --       327,182        327,182
  Total comprehensive results         --           --       4,508,807     327,182      4,835,989
  Dividends ($0.50 per share)         --           --      (1,564,837)       --       (1,564,837)
Balance at December 31, 1997 .   7,824,185   10,301,982    14,965,228     602,451     33,693,846
 Comprehensive results:
  Net Income .................        --           --       5,201,882        --        5,201,882
  Other comprehensive loss,
   net of tax of ($302,004) ..        --           --            --      (343,504)      (343,504)
  Reclassification adjustment,
    net of tax of ($141,841) .        --           --            --      (367,762)      (367,762)
  Total comprehensive results         --           --       5,201,882    (711,266)     4,490,616
  Dividends ($0.555 per share)        --           --      (1,736,969)       --       (1,736,969)
Balance at December 31, 1998 .  $7,824,185  $10,301,982  $ 18,430,141   $(108,815)  $ 36,447,493

<F1>

The accompanying notes are an integral part of these financial statements.

                                       American Bancorporation and Subsidiaries


CONSOLIDATED  STATEMENT OF CASH FLOWS Years ended  December  31, 1998,  1997 and
1996

  Operating Activities: ..........................................................         1998            1997            1996
  Net income .....................................................................  $   5,201,882   $   4,508,807   $   3,665,978
   Adjustments to reconcile net income to net cash from operating activities:
    Depreciation .................................................................        843,842         805,499         658,103
    Amortization of intangibles ..................................................        335,476         335,476         327,130
    Net amortization of investment securities ....................................        662,117         336,384         250,869
    Provision for loan losses ....................................................        240,000            --              --
    Net (gain) loss on sale of investment securities .............................       (946,742)        (34,336)            922
    Net gain on sale of loans ....................................................     (2,178,609)     (1,303,363)       (511,171)
  Change in assets and  liabilities  net of effects  from the purchase of branch assets:
    Net (increase) decrease in accrued interest receivable .......................       (680,097)        272,082        (917,883)
    Net increase in accrued interest payable .....................................        524,186         293,669         335,941
    Net (increase) decrease in other assets ......................................     (1,220,484)      1,632,174      (1,584,158)
    Net increase (decrease) in other liabilities .................................        650,877        (697,637)      1,044,189
    Net decrease from other operating activities .................................         62,427         449,035         255,996
          Net cash provided by operating activities ..............................      3,494,875       6,597,790       3,525,916
  Investing Activities:
    Purchase of branch assets, net of cash acquired ..............................           --              --        14,171,001
       Investment securities available for sale:
          Proceeds from maturities and repayments ................................    148,926,057      39,638,162      22,998,696
          Proceeds from sales ....................................................     19,978,365      54,567,143      16,474,939
          Purchases ..............................................................   (264,426,160)   (119,664,429)   (114,944,324)
    Net increase in loans ........................................................    (12,234,293)    (14,217,291)    (20,606,716)
    Purchase of premises and equipment ...........................................       (520,842)     (1,222,909)     (1,686,300)
          Net cash used by investing activities ..................................   (108,274,788)    (40,899,324)    (83,592,704)
  Financing Activities:
    Net increase (decrease) in non-interest bearing demand deposits ..............      5,984,905      (3,231,604)      3,974,744
    Net increase (decrease) in interest bearing demand and savings deposits ......        395,823      (9,890,172)     (4,338,517)
    Net increase in time deposits ................................................     69,125,135      49,045,290      12,360,154
    Net increase (decrease) in borrowed funds ....................................     36,317,031     (16,521,891)     76,573,377
    Principal repayment of long-term debt ........................................     (2,413,558)        (11,931)       (109,442)
    Proceeds from issuance of long-term debt .....................................     13,650,000         499,050            --
    Cash dividends paid ..........................................................     (1,658,726)     (1,564,837)     (1,330,113)
          Net cash provided by financing activities ..............................    121,400,610      18,323,905      87,130,203
  Net Increase (Decrease) in Cash and Cash Equivalents ...........................     16,620,697     (15,977,629)      7,063,415
  Cash and Cash Equivalents Beginning Balance ....................................  $  13,442,504   $  29,420,133   $  22,356,718
  Cash and Cash Equivalents Ending Balance .......................................  $  30,063,201   $  13,442,504   $  29,420,133

Supplemental schedule of noncash investing and financing activities:
   Business Acquisitions:
        Fair value of assets acquired ............................................  $        --     $         -     $   1,098,572
        Cash received in the acquisition .........................................           --              --        14,171,001
        Liabilities assumed ......................................................  $         -     $        --     $  15,269,573
  Cash paid during the year for:
       Interest.................................................................    $   22,915,795  $  17,983,986   $  13,346,426
       Income taxes.............................................................    $    2,105,000  $   2,630,000       1,883,000
  Non-cash investing and financing activities:
       Loan foreclosures and repossessions......................................    $    1,026,117  $     427,339    $    324,539
       Transfer of premises and equipment to other real estate owned .............  $            -  $      77,913    $    287,774

<F1>

 The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED      American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996


Note A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    American Bancorporation (the "Company"), which was organized in 1966, is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company's wholly owned subsidiaries are Wheeling National Bank ("WNB"), American Bancdata Corporation, American Bancservices, Inc., American Mortgages, Inc. ("AMI") and American Bancorporation Capital Trust I (the "Trust"). The Company's subsidiaries primarily engage in commercial banking and mortgage banking. The subsidiary bank branch offices are primarily located in the northern panhandle of West Virginia, and central and eastern Ohio.

     The accounting and reporting policies of American Bancorporation and Subsidiaries conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation
    The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

Cash and Cash Equivalents
    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
    The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable income taxes. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sales of securities are recognized using the specific identification method.

Loans
    Loans are reported at their principal amounts, net of any deferred origination fees and costs and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Income on discounted

NOTES TO CONSOLIDATED                 American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

loans is principally recognized on the sum-of-the-months digits method, which approximates a level yield. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

    The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in north eastern West Virginia, southwestern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

    A loan is considered to be impaired, as defined by Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans, excluding consumer and single family residential loans, are considered to be impaired loans. Large groups of smaller homogenous loans, such as loans secured by first and second liens on residential properties and other consumer loans, are evaluated collectively for impairment. Under SFAS No. 114, impaired loans subject to the statement are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by either an allocation of the reserve for credit losses or by a provision for credit losses, depending on the adequacy of the reserve for credit losses. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when management believes the ultimate collectibility of principal is in doubt.

Allowance for Loan Losses
    The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is appropriate to provide for probable losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.

Mortgage Loan Servicing
    On January 1, 1996 the Company adopted SFAS No. 122 "Accounting for Mortgage Servicing Rights", which requires that a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans recognize those rights as separate assets by allocating the total costs of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Purchased mortgage servicing rights are recorded at cost.

    On January 1, 1997 the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes the criteria for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

SFAS No. 125 supersedes several accounting standards including SFAS No. 122, "Accounting for Mortgage Servicing Rights." Adoption of this statement was immaterial to the Company's financial position and results of operations.

    The Company measures the impairment of the mortgage servicing rights based on their current fair value. Current fair value is determined through the discounted present value of the estimated future net servicing cashflows using a risk-based discount rate and assumptions based upon market estimates for future servicing revenues and expenses (including prepayment expectations, servicing costs, default rates and interest earnings on escrows). For impairment measurement purposes, servicing rights are stratified by interest rate. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance is established.

Premises and Equipment
    Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

Excess of Cost over Net Assets Acquired
    Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of eight years. Such assets are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Other Real Estate Owned
    Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.

Income Taxes
    Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax laws and rates.

Pension Plan
    Pension costs, based on actuarial computations, are charged to expense and funded as required by minimum Internal Revenue Service standards. (See Note S "Pension Plan and Profit Sharing 401(k) Savings Plan").

Earnings Per Common Share
     Effective December 31, 1997, the Company adopted SFAS No. 128 "Earnings Per Share". This statement establishes standards for computing and presenting basic and diluted earnings per common share ("EPS"). It supersedes Accounting Principles Board ("APB") Opinion No. 15 that required the

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

presentation of both primary and fully diluted EPS. Prior period amounts have been restated for the adoption of the new standard.

    Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method using the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed conversion of outstanding stock options, warrants and convertible capital notes. During the years 1998, 1997 and 1996 the Company had no common stock equivalents. The weighted average number of shares used in the calculation of basic earnings per share was 3,129,674 for 1998, 1997 and 1996.

Comprehensive Results
    During 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 defines comprehensive income as net income, as currently reported, as well as unrealized gains and losses on assets available for sale and certain other items not currently included in the income statement. In complying with the reporting requirements of this statement, the Company retitled the line item in the Consolidated Balance Sheet and the Statement of Changes in Stockholders' Equity from "Unrealized gain (loss) on securities available for sale, net" to "Accumulated other comprehensive income (loss), net of tax". Other comprehensive income (loss) includes unrealized gains (losses) on investment securities available for sale.

Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of other real estate, carrying value and amortization of intangibles, employee benefit plans and other areas.

Reclassifications
    Certain prior year financial information has been reclassified to conform to the presentation in 1998.

Note B-BRANCH ACQUISITIONS

    On February 9, 1996, the Company acquired certain assets and assumed certain liabilities of Bank One, Wheeling-Steubenville, N.A. The Company acquired liabilities totalling $15.3 million, with deposits totalling $15.1 million and purchased the equipment of the St. Clairsville and Flushing, Ohio branch offices of Bank One. The Company paid a $801,000 premium based on core deposits which is being amortized over a period of eight years.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



Note C-CASH AND DUE FROM BANKS
    The  Company's  banking  subsidiary  is required to maintain  with a Federal
Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $150,000 at December 31, 1998 and 1997.


Note D-INVESTMENT SECURITIES

Securities Available for Sale
     The amortized cost and approximate market value of investment securities available for sale at December 31, 1998 and 1997 is summarized as follows:

                                                                                                   1998
                                                                                        Gross          Gross
                                                                      Amortized       Unrealized    Unrealized        Market
                                                                       Cost             Gains          Losses          Value

United States Treasury..........................................$    2,257,757      $   15,450    $        -    $       2,273,207
United States Federal agencies.................................      8,441,989          19,785           7,259          8,454,515
United States agency mortgage-backed securities.................   212,590,075         406,732         736,304        212,260,503
States and political subdivisions..............................     34,173,178         124,090         263,854         34,033,414
   Total Debt Securities........................................   257,462,999         566,057       1,007,417        257,021,639
Equity securities..............................................      6,649,600         156,000               -          6,805,600
        Total Securities Available for Sale ......................$264,112,599       $ 722,057     $ 1,007,417       $263,827,239




                                                                                                      1997
                                                                                       Gross         Gross
                                                                     Amortized     Unrealized    Unrealized           Market
                                                                       Cost           Gains         Losses             Value
United States Treasury........................................ $    5,274,484     $   11,990      $   1,686     $    5,285,788
United States Federal agencies.................................    69,328,084        390,638         44,224         69,674,498
United States agency mortgage-backed securities...............     86,925,102        340,130        106,619         87,158,613
States and political subdivisions............................         972,966         78,022              -          1,050,988
Other.....................................................              5,000              -              -              5,000
   Total Debt Securities.......................................   162,506,636        820,780        152,529        163,174,887
Equity securities.............................................      5,799,600        201,500              -          6,001,100
        Total Securities Available for Sale .................... $168,306,236     $1,022,280       $152,529       $169,175,987



NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



    Included in equity securities at December 31,1998 are Federal Home Loan Bank and Federal Reserve Bank stock of $5,950,000 and $279,600, respectively. At December 31, 1997 these stock investments were $3,700,000 and $279,600, respectively.

    The amortized cost and approximate market value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                    Amortized      Market
                                                      Cost          Value
Due in one year or less ........................  $  1,258,392  $  1,263,828
Due after one year through five years ..........     8,433,995     8,514,971
Due after five years through ten years .........     4,646,835     4,642,036
Due after ten years ............................   243,123,777   242,600,804
                                                  $257,462,999  $257,021,639


      Proceeds from the sale of securities available for sale for the years ended December 31, 1998, 1997 and 1996 were $19,978,365, $54,567,143 and
$16,474,939, respectively. Gross realized gains on the sale of securities available for sale were $946,825 in 1998, $156,591 in 1997 and $41,070 in 1996.
Gross realized losses on the sale of securities available for sale were $83 in 1998, $122,255 in 1997 and $41,992 in 1996.

      At December 31, 1998 the book value of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $24,707,000.

  NOTES TO CONSOLIDATED                 American Bancorporation and Subsidiaries
  FINANCIAL STATEMENTS-CONTINUED
  December 31, 1998, 1997 and 1996

  Note E-NONPERFORMING ASSETS
    Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due 90 days or more as to interest or principal payments. The following summarizes the nonperforming assets at December 31:

                               1998        1997        1996
Nonperforming loans
 Nonaccrual ...........  $1,347,000  $  815,000 $   547,000
 90 days past due .....   1,271,000   1,277,000     744,000
 Restructured .........     342,000     566,000     672,000
                         $2,960,000  $2,658,000  $1,963,000
Other real estate owned     183,000     236,000     607,000
 Total ................  $3,143,000  $2,894,000  $2,570,000

    There were no commitments to advance additional funds to such borrowers at December 31, 1998. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $130,000, $72,000 and $49,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Interest recognized on such loans approximated $64,000, $33,000 and $6,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Impaired loans totalled $1,347,000 and $815,000 at December 31, 1998 and 1997, respectively. Impaired loans totalling $196,000 and $642,000 at the end of 1998 and 1997, respectively, had a corresponding specific allowance for credit losses of $68,000 and $115,000. The average balance of impaired loans was $899,000 in 1998 and $558,000 in 1997. Interest income recognized on impaired loans totalled $64,000, $33,000 and $6,000 in 1998, 1997 and 1996, respectively.

Note F-RELATED PARTY TRANSACTIONS
     At December 31, 1998, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $990,000. Other changes reflect related party loans which were less than $60,000 in the aggregate at December 31, 1997 and exceeded the $60,000 threshold in 1998. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1998:

Aggregate outstanding balance at January 1, 1998 .  $ 1,220,000
   Additions .....................................       89,000
   Retirements ...................................     (370,000)
   Other changes .................................       51,000
Aggregate outstanding balance at December 31, 1998  $   990,000

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


Note G-ALLOWANCE FOR LOAN LOSSES
    An analysis of the allowance for loan losses follows:

Years ended December 31, .........         1998          1997          1996
      Balance at beginning of year  $ 3,284,338   $ 3,563,774   $ 3,853,633
       Provision for loan losses .      240,000          --            --
       Loans charged-off .........     (733,361)     (578,184)     (427,602)
       Less recoveries ...........      251,292       298,748       137,743
        Net loans charged-off ....      (482,069)    (279,436)     (289,859)
      Balance at end of year .....  $ 3,042,269   $ 3,284,338   $ 3,563,774

Note H-MORTGAGE LOAN SERVICING
    At December 31, 1998, 1997 and 1996, the Company was servicing approximately 1,800, 1,700 and 1,600 mortgage loans for various investors with aggregate balances of approximately $137,437,000, $109,647,000 and $92,228,000, respectively.

    Originated mortgage servicing rights capitalized during 1998 and 1997 totalled $845,000 and $426,000 respectively. At December 31, 1998 and 1997 the Company had capitalized mortgage servicing rights of $1,512,000 and $1,095,000 respectively, which related to approximately $136 million and $107 million, respectively, of the aggregate $137 million and $110 million, respectively, in loans serviced. The mortgage servicing rights associated with the remaining $1 million serviced at December 31, 1998 and the remaining $3 million in loans serviced at December 31, 1997 are not subject to capitalization because the loans were originated and sold prior to the Company's adoption of SFAS No. 122 on January 1, 1996 (See Note A "Summary of Significant Accounting Policies").

    In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,854,000 and $1,550,000 at December 31, 1998 and 1997, respectively.

    The fair value of the capitalized mortgage servicing rights at December 31, 1998 and 1997 approximated $1,662,000 and $1,340,000, respectively. The fair value of the mortgage servicing rights not subject to capitalization due to the loans being originated or sold prior to the adoption of SFAS No. 122 approximated $28,000 at December 31, 1997. Based on management's estimate of the fair value of the designated strata, an impairment valuation allowance of $58,000 was established during fiscal year1998.

    The Company amortizes the capitalized mortgage servicing rights in proportion to, and over the period of, the estimated net servicing income. The amortization for the years ending December 31, 1998, 1997 and 1996 was $370,000, $147,000 and $101,000, respectively.

    Mortgage loans originated for sale totalled $131,700,000 and $80,048,000 during 1998 and 1997, respectively. Mortgage loans sold during 1998 and 1997 totalled $124,932,000 and $64,815,000, respectively. Net gains on mortgage loans sold aggregated $1,941,000 and $1,303,000 during 1998 and 1997, respectively. Mortgage loans available for sale, which are carried at lower cost or market value on a net aggregate basis included in real estate mortgage loans, totalled $7,142,000 and $4,082,000 at December 31, 1998 and 1997, respectively.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


Note I-PREMISES AND EQUIPMENT
    A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31, .................         1998         1997
Premises and Equipment
 Buildings ...................  $ 7,164,406  $ 7,117,053
 Equipment ...................    6,689,076    6,255,086
 Leasehold improvements ......      855,484      853,763
                                 14,708,966   14,225,902
 Less accumulated depreciation
    and amortization .........    7,663,595    6,845,736
                                  7,045,371    7,380,166
 Land ........................    2,690,211    2,690,211
                                $ 9,735,582  $10,070,377


    Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1998, 1997 and 1996 was $844,000, $807,000 and $658,000 respectively.

    At December 31, 1998 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2005, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1998, 1997 and 1996 was $742,000, $715,000 and $709,000
respectively. Future minimum payments under operating leases were as follows at December 31, 1998:


                      1999......................................... $   247,000
                      2000........................................      144,000
                      2001......................................         77,000
                      2002.......................................        61,000
                      2003.......................................        61,000
                      After 2003..................................      525,000
                       Total minimum lease payments................. $1,115,000


Note J - DEPOSITS
    At December 31, 1998, the scheduled maturity of time deposits for the years 1999 through 2003 are as follows: $185,533,000, $60,342,000, $15,327,000,
$4,862,000 and $5,405,000, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

Note K-BORROWED FUNDS, NOTES PAYABLE AND LONG TERM DEBT

Borrowed Funds
    The following summarizes the short term borrowings at December 31:

                                                     1998         1997
Securities sold under repurchase agreements  $  3,118,888  $ 7,912,220
Treasury tax and loan notes ...............       288,750    2,260,236
Warehouse revolving line of credit ........     1,483,545    3,401,696
Federal Home Loan Bank advances ...........   119,000,000   74,000,000
  Total short term borrowings .............  $123,891,183  $87,574,152

    The Company utilizes a warehouse revolving line of credit with a regional bank for purposes of funding loan originations. Under the terms of this loan, the Company may borrow up to $6,000,000 at any one time at an interest rate of prime (7.75% at December 31, 1998). The Company pledges a security interest in the originated mortgage loans as collateral. Proceeds from the sale of the originated mortgage loans in the secondary market are used to repay the warehouse loan which expires in 1999, subject to extension.

    Securities sold under repurchase agreements are retained by the Company's custodian under written agreements that recognize the customer's interests in the securities. The subsidiary bank has an agreement with its Federal Reserve district bank to be an authorized treasury tax and loan depository.

     WNB is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"). Membership in the FHLB makes available short-term and long-term borrowing capacity in the form of collateralized advances. In addition to the $119,000,000 outstanding at December 31, 1998 from the FHLB, WNB had approximately $165,624,000 of available borrowing capacity in the form of collateralized advances from the FHLB at prevailing interest rates.

    Interest expense on FHLB advances was $4,612,000, $4,491,000 and $2,606,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The following table summarizes information regarding the Federal Home Loan Bank advances at December 31:

                                                     1998           1997
Balance, end of year .........................  $119,000,000   $ 74,000,000
Weighted average interest rate, end of year ..          5.48%          5.76%
Average amount outstanding during the year ...    82,342,740     81,616,301
Weighted average interest rate during the year          5.60%          5.50%
Maximum amount outstanding at any month end ..   119,000,000    105,000,000

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

Notes Payable and Other Long Term Borrowings
    The following summarizes notes payable and other long term borrowings at December 31:

                                             1998        1997
Variable rate note, due December 2002  $     --    $1,399,050
Capitalized lease obligations .......      11,242      25,750
                                       $   11,242  $1,424,800

    The variable rate term note had an interest rate of 8.28% at December 31, 1997.

Note L-GUARANTEED PREFERRED BENEFICIAL INTEREST IN SUBORDINATED DEBT
    On April 27, 1998, the Trust, a statutory business trust created under Delaware law issued $12,650,000 of 8.5% Trust Preferred Securities ("Preferred Securities") with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the Preferred Securities of the Trust, as well as proceeds from the issuance of common securities to the Company, were utilized by the Trust to invest in $13,041,000 of 8.5% Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Debentures prior to the maturity date of April 30, 2028, on or after April 30, 2003, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, specifically, a Tax Event, Investment Company Event or Capital Treatment Event as more fully defined in the ABC Capital Trust I Prospectus dated April 21, 1998, the Company may redeem in whole, but not in part, the Debentures prior to April 30, 2003. Proceeds from any redemption of the Debentures would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Debentures redeemed.

    The Trust is a wholly owned subsidiary of the Company, has no independent operations and has issued securities that contain a full and unconditional guarantee of its parent, the Company. Accordingly, on October 21, 1998, the Securities and Exchange Commission exempted the Trust from the reporting requirements of the Securities Exchange Act of 1934.

Note M-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
    In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

    Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. A summary of off-balance-sheet financial instruments at December 31, 1998 and 1997 is as follows:

               Financial instruments whose contract amounts represent credit risk:

                                            Contract Amounts
                                           1998         1997
Commitments to extend credit ........  $46,587,000  $37,041,000
Standby letters of credit .............         --           --
Commercial letters of credit ........      816,000      852,000

    Commitments to extend credit, approximately $685,000 at December 31, 1998 and $470,000 at December 31, 1997, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have variable interest rates. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1998.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

Note N-FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities and Federal Funds Sold
    The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

Loans
    Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

    The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

    The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

    The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

Deposits and Other Liabilities
    Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1998 and 1997. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds
     The fair values of the Company's short-term and long-term borrowings with variable rates are based on carrying amounts since these borrowings reprice frequently as market rates change. The fair value of long-term fixed rate borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for similar remaining maturities. The fair value of the Company's Preferred Securities is based on the issue's quoted market price.

Off-Balance-Sheet Financial Instruments
     The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 66% of which are lines of credit. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

Limitations
     Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.
Changes in assumptions could significantly affect the estimates.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


 Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include property, plant and equipment. The following table represents carrying values and estimated fair values of the Company's financial instruments as of December 31, 1998 and 1997:

                                                      1998                                 1997
                                            Carrying          Estimated        Carrying         Estimated
                                             Value           Fair Value          Value         Fair Value
FINANCIAL ASSETS
 Federal Funds Sold....................... $ 17,747,000   $    17,747,000    $   2,415,000   $   2,415,000
 Investment Securities  available for sale  263,827,000       263,827,000      169,176,000     169,176,000
 Loans Receivable, net of allowance.......  297,580,000       306,394,000      283,407,000     284,864,000
FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
   Time Deposits..........................  271,845,000       277,051,000      202,720,000     202,902,000
 Borrowed funds...........................  123,891,000       125,878,000       87,574,000      87,574,000
 Long-term Borrowings..............                  11                11        1,425,000       1,425,000
 Guaranteed preferred beneficial interest
    in subordinated debt.................    12,650,000        13,283,000                -               -

<F1>
(1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market and other savings accounts, to be equal to the amount payable on demand. Therefore, the balances of the Company's $159.4 million and $153.0 million of such deposits at December 31, 1998 and 1997 respectively, are not included in this table.


Note O-STOCKHOLDERS' EQUITY
     The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1998 and 1997.

Note P-DIVIDEND RESTRICTIONS
     Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

Note Q-INCOME TAXES
        Total income tax provision (benefit) for the three years ended December 31, 1998 was allocated as follows:

                                                1998         1997        1996
Income from operations ................  $ 1,770,025   $2,577,467  $2,102,367
Shareholders' equity for the tax effect
  of net unrealized gain (loss) on
  securities available for sale .......     (443,845)     225,560      80,000
                                         $ 1,326,180   $2,803,027  $2,182,457

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



      The composition of the provision for income taxes from operations for the three years ended December 31, 1998 follows:

                                                1998         1997        1996
Federal Income Taxes
     Current                             $ 1,879,953  $ 2,260,156  $1,777,004
     Deferred .........................      222,334       38,551      67,382
     Provision for federal income taxes    2,102,287    2,298,707   1,844,386
State .................................     (332,262)     278,760     257,981
    Provision for income taxes ........  $ 1,770,025   $2,577,467  $2,102,367

  The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:

                                                             1998          1997          1996
Pre-tax income at statutory rate ....................  $ 2,370,449   $ 2,409,334   $ 1,961,237
Increase (decrease) resulting from:
    Tax exempt income ...............................     (141,212)      (25,487)      (38,784)
    Dividends received deduction ....................      (17,606)      (30,940)      (30,940)
    Amortization of goodwill and other intangibles ..       21,467        40,579        40,586
    State tax provision  (net of federal tax benefit)      112,969       (94,777)      (87,713)
    Change in valuation allowance ...................     (187,340)         --            --
    Other ...........................................      (56,440)         --            --
    Provision for federal income taxes ..............  $ 2,102,287   $ 2,298,709   $ 1,844,386


    The state tax benefit during 1998 resulted from the Company receiving state refunds from prior years. These refunds are due to the Company's use of a more advantageous method of filing their state income tax returns that was not previously available.

    The deferred tax assets recorded under SFAS No. 109 are expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance decreased in 1998 by $220,400 as a result of the sale of equity securities. Since no net deferred tax benefit was recorded on the initial writedown of the asset, due to its capital nature, no tax expense or benefit was recorded in 1998 on its recovery.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



    The tax  effects  of  temporary  differences  that give rise to  significant portions of deferred tax assets and liabilities as of December 31, 1998, 1997 and 1996 consist of the following:

                                                   1998        1997        1996
Deferred tax assets:
 Loan loss reserves ........................  $  687,447  $  746,960  $  764,711
 Equity securities .........................      16,580     236,980     236,980
 Investment securities .....................     176,544        --          --
 Pension plan ..............................     184,724     199,753     239,369
 Real estate owned .........................      10,597      10,597       7,818
 Cash basis accounting .....................      29,336        --          --
 Other .....................................     143,413     163,554      40,914
                                               1,248,641   1,357,844   1,289,792
Deferred tax liabilities:
 Fixed assets ..............................     249,462     252,384     201,467
 Cash basis accounting .....................        --        22,012      99,623
 Mortgage servicing rights .................     449,863     267,941     134,644
 Investment securities .....................        --       267,301      41,741
                                                 699,325     809,638     477,475
Net deferred tax asset before valuation
  allowance                                      549,316     548,206     812,317
Valuation allowance ........................      16,580     236,980     236,980
Net deferred tax asset .....................  $  532,736  $  311,226  $  575,337

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


Note R-OTHER EXPENSES
    Amounts included in other expenses are as follows for the years ended December 31, 1998, 1997 and 1996:

                                  1998        1997        1996
Advertising ..............  $  378,478  $  302,031  $  398,101
Data processing ..........     462,951     467,963     362,593
FDIC assessment ..........     185,875     171,218     428,724
Postage ..................     270,842     276,092     340,696
Professional fees ........     702,627     601,638     588,320
Stationery and supplies ..     421,189     368,439     519,435
Taxes other than on income     276,826     375,516     405,673
Other (each less than
     1% of income) .......   2,592,247   2,238,853   1,819,192
                            $5,291,035  $4,801,750  $4,862,734


Note S-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN
    Effective January 1, 1989, the Company established the American Bancorporation Pension Plan (the "Plan"). This non-contributory defined benefit plan covers certain employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the changes in the Plan's benefit obligation and Plan assets for the year ended December 31, 1998 and 1997:

                                                            1998          1997
Change in benefit obligation:
     Benefit obligation at beginning of year ...........$ 917,286   $ 1,051,701
     Interest cost ...................................     57,651        74,306
     Actuarial loss (gain) ...........................    144,088       (63,480)
     Benefits paid ...................................    (70,775)     (145,241)
     Benefit obligation at end of year.................$1,048,250     $ 917,286

Changes in plan assets:
     Plan assets at beginning of year ................ $  744,832   $   802,224
     Actual return on plan assets ............ .......     37,540        30,225
     Employer contributions ..........................     22,005        57,624
     Benefits paid ...................................    (70,775)     (145,241)
     Plan assets at end of year ......................  $ 733,512   $   744,832

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


    As of December 31, 1998 and 1997, the Company's accrued pension costs were $461,000 and $499,000, respectively. Net periodic pension cost for the years ended December 31, 1998, 1997 and 1996 were insignificant.

    The discount rate used in determining the projected benefit obligation in 1998, 1997 and 1996 was 5.50%, 6.50% and 7.25%, respectively. The expected long-term rate of return on plan assets was 6.50%, 7.00% and 7.00% for the years ending in 1998, 1997 and 1996, respectively.

    In 1993, due to the continuation of a claim discussed below, the Company notified the Plan participants that the planned termination of the Plan was rescinded; however, an amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1998 due to an additional claim made against the Plan during 1996.

    A claim was made against the Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Plan and litigation between the parties ensued. Prior to the Court's final ruling, all parties agreed as to the method of computing the benefit due the claimant. The Court found that the computation was made pursuant to the pertinent Plan provisions and approved a joint motion by the parties to dismiss the action. As a result, the Plan Administrator disbursed $141,135 to the Claimant during 1995 to settle the claim and approximately $215,000 in 1996 to other affected Plan participants as determined based on the application of the Court's final ruling. No amount of the disbursements were recognized in the 1996 or 1995 statement of operations as the Company recorded a reserve of $500,000 in 1994 to recognize the liability for additional benefits due to Plan participants as determined based on the application of the Court's decision regarding the method of computing benefits to affected Plan participants. Management believes appropriate liabilities have been established to recognize the application of the Court's decision and expects to incur no further expense for this situation.

    An additional claim was made against the Plan during 1996 by former employees alleging further additional benefits due them under the Plan. The Administrator of the Plan denied the claim and the claimants' subsequent appeal and believes the former employees have no further rights to appeal the denial of the claim. The Company does not expect that any additional provision need be made in the consolidated financial statements for this matter.

    The Company sponsors a profit sharing 401(k) savings plan to which eligible employees are permitted to contribute up to fifteen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for the years ended December 31, 1998, 1997 and 1996 amounted to $84,000, $76,000 and $68,000, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



Note T - REGULATORY CAPITAL REQUIREMENTS
    The Company and WNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The entities' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Tier I and Total  capital are  expressed  as a percentage  of  risk-adjusted assets which include various credit risk-weighted percentages of on-balance sheet exposures. The Leverage capital ratio evaluates capital adequacy on the basis of the ratio of Tier I capital to quarterly average total assets as reported on the Company's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles. To be categorized well-capitalized, the Company's banking subsidiary must maintain minimum Tier I, Total and Leverage capital ratios of 6%, 10% and 5%, respectively. At December 31, 1998, the Company and its subsidiary bank, WNB, exceeded the regulatory minimums and met the regulatory definition of well capitalized.

    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1998 and 1997.

                                                          Company                          WNB
                                                                        December 31,
                                                      1998          1997           1998         1997
Tier I Capital..............                       $  47,179    $  31,185      $  39,888     $  31,907
Total Qualifying Capital.                          $  50,737    $  34,469      $  43,000     $  35,191
Risk-Adjusted Assets.....                           $303,127     $278,240       $299,420      $276,306

                            Regulatory Requirements
                                           Well-
                            Minimum   Capitalized
 Capital Ratios
     Tier I Capital Ratio.   4.00%         6.00%      15.56%       11.21%         13.99%        11.55%
     Total Capital Ratio..   8.00         10.00       16.74        12.39          15.03         12.74
     Leverage Capital Ratio  3.00          5.00        7.99         6.53           7.36          6.79


NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

Note U-PARENT COMPANY CONDENSED FINANCIAL INFORMATION

AMERICAN BANCORPORATION (Parent Company Only)
BALANCE SHEET
December 31, 1998 and 1997 ..................         1998         1997
ASSETS
 Cash and short-term investments ............  $ 3,800,777  $    36,534
 Due from subsidiaries ......................        6,720        2,731
  Investment in subsidiaries
  Banking ...................................   43,413,518   34,420,693
  Non-banking ...............................    1,334,430    1,241,776
                                                44,747,948   35,662,469
 Premises and equipment - net ...............       17,906       12,999
 Other assets ...............................    1,584,462      298,727
   Total Assets .............................  $50,157,813  $36,013,460
 LIABILITIES
  Due to subsidiaries .......................  $    41,887  $   369,183
  Other liabilities .........................    1,018,433      551,381
  Notes payable .............................   12,650,000    1,399,050
    Total Liabilities .......................   13,710,320    2,319,614
 STOCKHOLDERS' EQUITY .......................   36,447,493   33,693,846
   Total Liabilities and Stockholders' Equity  $50,157,813  $36,013,460


STATEMENT OF INCOME (Parent  Company)  Years ended  December 31, 1998,  1997 and
  1996
                                             1998          1997          1996
INCOME
 Dividends from banking subsidiaries ...  $    --     $      --     $ 1,250,000
 Dividends from non-banking subsidiaries       --         100,000       100,000
 Reimbursement from subsidiaries .......    355,000       355,000       324,000
 Interest income .......................    233,730        16,747        45,464
 Other income ..........................        374           521           814
   Total income ........................    589,104       472,268     1,720,278
EXPENSE
Interest expense .......................    809,260        84,842        82,386
Other expenses .........................    909,846       801,955       690,164
   Total expense .......................  1,719,106       886,797       772,550
                                         (1,130,002)     (414,529)      947,728
 Credit for income taxes .............     (689,911)     (156,442)     (135,797)
                                           (440,091)     (258,087)    1,083,525
  Equity in undistributed net income
        of subsidiaries ..............    5,641,973     4,766,894     2,582,453
NET INCOME ...........................  $ 5,201,882   $ 4,508,807   $ 3,665,978

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996




STATEMENT OF CASH FLOWS (Parent Company)
Years ended December 31, 1998, 1997 and 1996 ...........        1998          1997          1996
  Operating Activities:
   Net income ..........................................  $  5,201,882   $ 4,508,807   $ 3,665,978
  Adjustments to reconcile net income to
     net cash from operating activities:
    Depreciation and amortization ......................        50,206        50,503        51,455
    Equity in undistributed net income of subsidiaries .    (5,641,973)   (4,766,894)   (2,582,453)
    Net (increase) decrease in due from subsidiaries ...        (3,989)       68,064       (14,367)
    Net change in other assets and other liabilities ...    (1,224,221)      (32,881)       60,753
        Net cash provided (used) by operating activities    (1,618,095)     (172,401)    1,181,366
  Investing Activities:
    Purchase of premises and equipment .................        (9,885)       (1,069)       (3,949)
    Net change in investment in subsidiaries ...........    (4,200,000)         --            --
        Net cash used by investing activities ..........    (4,209,885)       (1,069)       (3,949)
 Financing Activities:
    Cash dividends paid ................................    (1,658,727)   (1,564,837)   (1,330,113)
    Net increase (decrease) in notes payable ...........    11,250,950       499,050      (100,000)
        Net cash applied to financing activities .......     9,592,223    (1,065,787)   (1,430,113)
  Net increase (decrease) in Cash and Cash Equivalents .     3,764,243    (1,239,257)     (252,696)

  Cash and Cash Equivalents Beginning Balance ..........        36,534     1,275,791     1,528,487
  Cash and Cash Equivalents Ending Balance .............  $  3,800,777   $    36,534   $ 1,275,791

Cash paid during the year for:
   Interest ............................................  $    719,656   $    84,842   $    82,386

<F1>
The Parent Company paid no income taxes during 1998, 1997 or 1996.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996



Note V-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                            (In thousands, except per share)

                                     Mar 31 June 30  Sept 30   Dec 31   Year
1998
Interest income .....................$9,328  $9,974  $10,362  $10,637  $40,301
Interest expense ..................   5,064   5,764    6,234    6,378   23,440
 Net interest income ............ .   4,264   4,210    4,128    4,259   16,861
Provision for loan losses ........       60      60       60       60      240
 Net interest income after
  provision for loan losses .......   4,204   4,150    4,068    4,199   16,621
Other operating income ............     996   1,195    1,395    1,108    4,694
Other operating expense ...........   3,392   3,587    3,649    3,715   14,343
 Income before income taxes ........  1,808   1,758    1,814    1,592    6,972
  Provision for income taxes .......    554     471      499      246    1,770
   Net income ...................... $1,254  $1,287  $ 1,315  $ 1,346  $ 5,202

    Basic earnings per share ......  $ 0.40  $ 0.41  $  0.42  $  0.43  $  1.66


1997
Interest income ...................  $8,662  $8,671  $ 9,007  $ 9,199  $35,539
Interest expense ..................   4,358   4,374    4,647    4,899   18,278
 Net interest income ..............   4,304   4,297    4,360    4,300   17,261
Provision for loan losses ..........    --      --       --       --       --
 Net interest income after
  provision for loan losses ......    4,304   4,297    4,360    4,300   17,261
Other operating income ............     589     703      770      864    2,926
Other operating expense ............  3,254   3,273    3,314    3,260   13,101
 Income before income taxes ........  1,639   1,727    1,816    1,904    7,086
  Provision for income taxes .......    609     641      651      676    2,577
   Net income ...................... $1,030  $1,086  $ 1,165  $ 1,228  $ 4,509

    Basic earnings per share ....... $ 0.33  $ 0.35  $  0.37  $  0.39  $  1.44

KPMG


   One Mellon Bank Center                               Telephone 412 391 9710
   Pittsburgh, PA 15219                                      Fax 412 391 8963




                          Independent Auditors' Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





Pittsburgh, Pennsylvania
March 19, 1999


   |X||X||X||X| KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association

American Bancorporation and Subsidiaries Five Year Selected Financial Data ($ in thousands, except per share data)

Consolidated Statement of Income

For the years ended ........................      1998       1997       1996       1995       1994
Interest income
 Interest and fees on loans ................  $ 25,759   $ 24,891   $ 22,500   $ 21,929   $ 14,902
 Interest on securities ....................    13,786     10,300      6,967      4,197      4,721
 Interest on other short-term investments ..       756        348        418        370        512
                                                40,301     35,539     29,885     26,496     20,135
 Interest expense
 Interest on deposits and borrowed funds ...    23,440     18,278     13,802     11,171      7,189
     Net interest income ...................    16,861     17,261     16,083     15,325     12,946
Provision for loan losses ..................       240       --         --          105        215
     Net interest income
      after provision for loan losses ......    16,621     17,261     16,083     15,220     12,731
Service charges and other income ...........     4,694      2,926      2,392      1,680      1,062
Other expenses
 Salaries and employee benefits ............     6,677      5,910      5,590      5,319      4,933
 Other operating expenses ..................     7,666      7,191      7,117      6,771      6,282
                                                14,343     13,101     12,707     12,090     11,215
Income before income taxes .................     6,972      7,086      5,768      4,810      2,578
 Provision for income taxes ................     1,770      2,577      2,102      1,758        882
Net income .................................  $  5,202   $  4,509   $  3,666   $  3,052   $  1,696
Per common share*:
     Basic earnings per share ..............  $   1.66   $   1.44   $   1.17   $   0.98   $   0.56
     Dividends .............................  $  0.555   $   0.50   $   0.45   $   0.35   $   0.25
Average common shares outstanding (000's) ..     3,130      3,130      3,130      3,130      3,013
Consolidated Balance Sheet Data
Balance at year end
 Total Assets ..............................  $611,405   $484,606   $461,632   $353,995   $338,116
 Earning Assets ............................   582,196    458,282    432,793    330,136    314,463
 Loans .....................................   300,622    286,691    271,450    250,372    228,866
 Deposits ..................................   431,240    355,734    319,811    292,665    292,341
 Borrowed funds ............................   123,891     87,574    104,096     27,523     13,398
 Notes payable and other long-term debt ....    12,661      1,425        938      1,047      2,000
 Stockholders' equity ......................    36,447     33,694     30,423     28,012     26,193
Average Balances for years ended
 Total Assets ..............................   550,452    468,163    400,866    348,655    284,845
 Earning Assets ............................   521,241    439,549    373,874    323,750    263,178
 Loans .....................................   292,662    281,738    254,397    243,043    164,405
 Deposits ..................................   404,906    337,684    310,746    293,415    252,916
 Borrowed funds ............................    92,786     90,676     54,644     21,736      3,942
 Notes payable and other long-term debt ....     9,988      1,055      1,033      1,091        167
 Stockholders' equity ......................    35,544     31,866     29,045     27,248     25,188
Consolidated Financial Ratios (as a Percent)
 Net income to average assets ..............      0.95%      0.96%      0.91%      0.88%      0.60%
 Net income to average equity ..............     14.64      14.15      12.62      11.20       6.73
 Dividends to net income ...................     33.39      34.71      38.42      35.89      44.84
 Average equity to average assets ..........      6.46       6.81       7.25       7.82       8.84
 Average debt to average equity ............     28.10       3.31       3.56       4.00       0.66


<F1>
*(Per share data has been  retroactively  restated  for the adoption of SFAS No.
128 and two for one stock splits which became effective March 16, 1994 and October 23, 1997.)



Average Balances, Income and Expense, Yields and Rates

($ in thousands)                                   1998                         1997                            1996
                                        Average   Revenue/  Yield/   Average   Revenue/  Yield/      Average   Revenue/  Yield/
                                        Balance   Expense   Rate     Balance   Expense    Rate       Balance   Expense    Rate
INTEREST EARNING ASSETS
 Loans
  Commercial........................... $100,415  $ 9,219   9.18%      $ 91,729   $ 8,560   9.33%   $ 73,366   $ 6,723   9.16%
  Real estate.........................   142,272   11,767   8.27        141,642    11,495   8.12     128,361    10,533    8.21
  Installment-net....................     49,975    4,231   8.47         48,367     4,259   8.81      52,670     4,734    8.99
  Fees..........................               -      542      -              -       577      -           -       510       -
   Total loans........................   292,662   25,759   8.80        281,738    24,891   8.83     254,397    22,500    8.84
Investment securities
  Taxable.............................   209,153   13,388   6.40        153,658    10,210   6.64     111,530     6,839    6.13
  Tax-exempt........................       8,968      398   4.44          1,083        90   8.35       1,903       128    6.72
   Total investment securities........   218,121   13,786   6.32        154,741    10,300   6.66     113,433     6,967    6.14
 Other short-term investments........     10,458      756   7.23          3,070       348  11.33       6,044       418    6.91
   Total earning assets...............   521,241   40,301   7.73        439,549    35,539   8.09     373,874    29,885    7.99
Non-interest Earning Assets
 Cash and due from banks.............     12,297                         11,164                       10,592
 Premises and equipment - net........      9,856                         10,053                        9,091
Other assets........................       7,058                          7,397                        7,309
                                          29,211                         28,614                       26,992
     TOTAL ASSETS...................... $550,452                       $468,163                     $400,866
INTEREST BEARING LIABILITIES
  Deposits
   NOW, Savings and MMDA............... $119,373   $  3,194 2.68%      $123,879 $ 3,315  2.68%      $129,408 $  3,414  2.64%
   Time...............................   250,623     14,387  5.74       180,561    9,869  5.47       148,545    7,517   5.06
     Total deposits...................   369,996     17,581  4.75       304,440  13,184   4.33       277,953   10,931   3.93
 Borrowed funds......................     92,786      5,047  5.44        90,676   5,006   5.52        54,644    2,782   5.09
 Notes payable and
    other long-term debt ...........       9,988        812  8.13         1,055      88   8.30         1,033       89   8.59
   Total interest
    bearing liabilities...............   472,770     23,440  4.96       396,171  18,278   4.62       333,630   13,802   4.14
Non-interest bearing
   Demand non-interest bearing.......     34,910                         33,244                       32,793
   Other liabilities................       7,228                          6,882                        5,398
                                          42,138                         40,126                       38,191
 Stockholders' Equity................     35,544                         31,866                       29,045
    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY............. $550,452                       $468,163                     $400,866
     Net interest income........                    $16,861                     $17,261                       $16,083

      Interest rate spread......                             2.77%                        3.47%                         3.85%

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income................                            7.73%                        8.09%                         7.99%
 Interest expense...............                             4.50                         4.16                          3.69
 Net interest income............                            3.23%                        3.93%                         4.30%


<F1>
Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1998, 1997 and 1996


Introduction
    The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financial performance and management's perception of significant events.

    When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward- looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Summary
    American Bancorporation recognized net income of $5,202,000 or $1.66 basic earnings per share, in 1998, compared to net income of $4,509,000 or $1.44 basic earnings per share, in 1997. The 15.4% increase in net income was primarily the result of an increase in other income which was partially offset by a decrease in net interest income and increases in other expenses and provision for loan losses. Net income for the year ended December 31, 1996 totalled $3,666,000 or $1.17 basic earnings per share. Return on average assets and return on average equity were 0.95% and 14.64%, respectively, for the year ended December 31, 1998 compared to 0.96% and 14.15%, respectively, for the year ended December 31, 1997 and 0.91% and 12.62%, respectively, for the year ended December 31, 1996.

    Total assets at December 31, 1998 increased to $611,405,000 from $484,606,000 at December 31, 1997, an increase of 26.2%. Deposits increased to $431,240,000 at December 31, 1998 from $355,734,000 at December 31, 1997, an increase of 21.1%. Total stockholders' equity was $36,447,000 at December 31, 1998 which represents an 8.2% increase over total stockholders' equity of $33,694,000 at December 31, 1997.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996



                              RESULTS OF OPERATIONS

    The discussion and analysis of the results of operations is focused on the three years ended December 31, 1998 and uses a format of consecutive year comparisons. Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.

($ in thousands)
 Years ended December 31                                                                              Change
                                              1998        1997         1996           1998 - 1997               1997 - 1996
                                                                                   Amount        %            Amount         %
Interest income.......................... $  40,301   $  35,539    $  29,885     $  4,762      13.40%       $  5,654     18.92%
Interest expense........................     23,440      18,278       13,802        5,162       28.24          4,476      32.43
 Net interest income....................     16,861      17,261       16,083         (400)     (2.32)          1,178       7.32
Provision for loan losses.............          240           -            -          240      100.00             -          -
 Net interest income after
  provision for loan losses.............     16,621      17,261       16,083         (640)     (3.71)          1,178       7.32
Other operating income.................       4,694       2,926        2,392         1,768      60.42            534      22.32
Other operating expense.................     14,343      13,101       12,707         1,242       9.48            394       3.10
 Income before income taxes............. $    6,972 $    7,086    $    5,768     $   (114)     (1.61)%      $  1,318      22.85%
Average Balance
 Earning Assets........................... $521,241    $439,549     $373,874      $81,692      18.59%        $65,675     17.57%
 Interest Bearing Liabilities............   472,770     396,171      333,630       76,599       19.33         62,541      18.75

Yield/Rate
 Earning Assets......................         7.73%       8.09%        7.99%
 Interest Bearing Liabilities.........         4.96        4.62         4.14
 Interest Rate Spread.................         2.77        3.47         3.85
 Net Interest Margin..................         3.23        3.93         4.30



MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996


VOLUME AND RATE VARIANCES
                                  1998 vs 1997                1997 vs 1996
                             Increase/ (decrease) due to Increase/ (decrease) due to
($ in thousands)                Volume   Rate       Net   Volume     Rate       Net
Interest Income
 Loans ......................  $   962 $  (93)  $   869   $ 2,416   $ (25)  $ 2,391
 Investment securities
  Taxable ...................    3,564   (387)    3,177     2,760     611     3,371
  Tax-exempt ................      369    (61)      308       (64)     26       (38)
 Other short-term investments      574   (166)      408      (263)    193       (70)
   Total interest income ....    5,469   (707)    4,762     4,849     805     5,654

Interest Expense
  NOW, Savings and MMDA .....     (121)    --      (121)     (147)     49       (98)
  Time ......................    4,000    518     4,518     1,714     637     2,351
  Short-term borrowings .....      115    (74)       41     1,972     252     2,224
  Long-term debt ............      726     (2)      724         2      (3)       (1)
   Total interest expense ...    4,720    442     5,162     3,541     935     4,476

  Net Interest Income .......  $   749$(1,149)   $ (400)  $ 1,308   $(130)  $ 1,178

<F1>
  The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.





                          Year ended December 31, 1998
                    Compared to Year Ended December 31, 1997

    Net Income. Net income for the year ended December 31, 1998 amounted to $5,202,000 or $1.66 basic earnings per share, compared to net income of $4,509,000 or $1.44 basic earnings per share for the year ended December 31, 1997. The increase was primarily the result of an increase in other income which was partially offset by a decrease in net interest income and increases in other expenses and provision for loan losses.

    Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest earning assets and liabilities, combine to effect net interest income.

    Net interest income before provision for loan losses for the year ended December 31, 1998 amounted to $16,861,000, a decrease of $401,000 or 2.3%, compared to the year ended December 31, 1997. The decrease resulted primarily from a 70 basis point decrease in the Company's margin, which was partially offset by a $81,692,000 or 18.6% increase in average interest earning assets.

    Total interest income for the year ended December 31, 1998 amounted to $40,301,000, an increase of $4,761,000 or 13.4%, compared to the year ended December 31, 1997. The increase resulted primarily from the increase in the average interest earning assets which was partially offset by a 36 basis point decrease in the average yield on earning assets. Average loans outstanding increased $10,924,000

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996

or 3.9% with average commercial loans increasing $8,686,000 or 9.5%, average real estate loans increased $630,000 or 0.4%, and average consumer installment loans increased $1,608,000 or 3.3%, primarily due to increased demand. The average yield on loans decreased from 8.83% in 1997 to 8.80% in 1998. Average investment securities and other short-term investments outstanding increased $70,768,000 or 44.8% and the average yield decreased from 6.75% in 1997 to 6.36% in 1998. The increase in investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1998 amounted to $23,440,000, an increase of $5,162,000 or 28.2%, compared to the year ended December 31, 1997. The increase resulted primarily from a $76,599,000 or 19.3% increase in average interest bearing liabilities and a 34 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $4,506,000 or 3.6%. Average time deposits increased $70,062,000 or 38.8%, primarily the result of increased marketing efforts. Average non-interest bearing accounts increased $1,666,000 or 5.0% and represented 8.6% of average total deposits for the year ended December 31, 1998. Average short-term borrowings increased $2,110,000 or 2.3%. The average rate paid on short-term borrowings decreased from 5.52% in 1997 to 5.44% in 1998.

    Provision for Loan Losses. The loan loss provision for the year ended December 31, 1998 was $240,000. There was no loan loss provision for the year ended December 31, 1997. Net loans charged-off totalled $242,000 in 1998, compared to net loans charged-off of $279,000 in 1997.

    Other Income. Other income for the year ended December 31, 1998 amounted to $4,694,000, an increase of $1,769,000 or 60.4%, compared to the year ended December 31, 1997. Net gains on sale of loans totalled $2,179,000 for the year ended December 31, 1998, including a $297,000 gain on the sale of the Company's credit card portfolio, compared to net gains of $1,303,000 for the year ended December 31, 1997. The remainder of the increase is primarily the result of increased residential mortgages loans generated for sale to secondary markets. Net gains on sale of investment securities totalled $947,000 in 1998, compared to $34,000 in 1997.

    Other Expense. Total other expense for the year ended December 31, 1998 amounted to $14,343,000, an increase of $1,242,000 or 9.5%, compared to the year ended December 31, 1997. Salaries and employee benefits increased $767,000 or 13.0%. Occupancy and equipment expense decreased $15,000 or 0.6%. Other (miscellaneous) expense increased $489,000 or 10.2%.

          Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1998 was $1,770,000, compared to $2,577,000 for the year ended 1997.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996


                          Year ended December 31, 1997
                    Compared to Year Ended December 31, 1996

    Net Income. Net income for the year ended December 31, 1997 amounted to $4,509,000 or $1.44 basic earnings per share, compared to net income of $3,666,000 or $1.17 basic earnings per share for the year ended December 31, 1996. The increase was the result of increases in net interest income and other income which was partially offset by an increase in other expenses.

    Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest earning assets and liabilities, combine to effect net interest income.

    Net interest income before provision for loan losses for the year ended December 31, 1997 amounted to $17,261,000, an increase of $1,178,000 or 7.32%, compared to the year ended December 31, 1996. The increase resulted primarily from a $65,675,000 or 17.6% increase in average interest earning assets, which was partially offset by a 37 basis point decrease in the Company's margin.

    Total interest income for the year ended December 31, 1997 amounted to $35,539,000, an increase of $5,654,000 or 18.9%, compared to the year ended December 31, 1996. The increase resulted primarily from the increase in the average interest earning assets and a 10 basis point increase in the average yield on earning assets. Average loans outstanding increased $27,341,000 or 10.7% with average commercial loans increasing $18,363,000 or 25.0% and average real estate loans increased $13,281,000 or 10.3%, primarily due to increased demand. Average consumer installment loans decreased $4,303,000 or 8.2%. The average yield on loans decreased from 8.84% in 1996 to 8.83% in 1997. Average investment securities and other short-term investments outstanding increased $38,335,000 or 32.1% and the average yield increased from 6.18% in 1996 to 6.75% in 1997. The increase in investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1997 amounted to $18,278,000, an increase of $4,476,000 or 32.4%, compared to the year ended December 31, 1996. The increase resulted primarily from a $62,540,000 or 18.7% increase in average interest bearing liabilities and a 48 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $5,528,000 or 4.3%. Average time deposits increased $32,016,000 or 21.6%, primarily the result of increased marketing efforts. Average non-interest bearing accounts increased $452,000 or 1.4% and represented 9.8% of average total deposits for the year ended December 31, 1997. Average short-term borrowings increased $36,031,000 or 65.9% due to the Company's leveraging strategy. The average rate paid on short-term borrowings increased from 5.09% in 1996 to 5.52% in 1997.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996


    Provision for Loan Losses. There was no loan loss provision for the years ended December 31, 1997 or 1996. Net loans charged-off totalled $279,000 in 1997, compared to net loans charged-off of $290,000 in 1996.

    Other Income. Other income for the year ended December 31, 1997 amounted to $2,926,000, an increase of $534,000 or 22.3%, compared to the year ended December 31, 1996. Net gains on sale of loans increased $792,000 or 155.0%, the result of increased residential mortgage loans generated for sale to secondary markets. Net gains on sale of investment securities totalled $34,000 in 1997 compared to net losses on sale of investment securities totalling $1,000 in 1996. Other miscellaneous income decreased by $159,000 or 17.5%.

    Other Expense. Total other expense for the year ended December 31, 1997 amounted to $13,101,000, an increase of $394,000 or 3.1%, compared to the year ended December 31, 1996. Salaries and employee benefits increased $321,000, or 5.7%. Occupancy and equipment expense increased $134,000 or 6.0%. Other (miscellaneous) expenses decreased $61,000 or 1.3%. Included in 1996 results was a one-time charge of $245,000 as a result of Federal legislation enacted to recapitalize the Savings Association Insurance Fund ("SAIF"). The one-time assessment applied to approximately $46 million in thrift deposits the Company acquired in recent years. Without the one-time SAIF assessment in 1996, total other expenses increased $639,000 or 5.1% and other (miscellaneous) expense increased $184,000 or 4.0% in 1997. The increase in salaries and employee benefits, occupancy and equipment expense and other (miscellaneous) expense are primarily due to increased costs associated with the mortgage banking operations.

    Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1997 was $2,577,000, compared to $2,102,000 for the year ended 1996. The increase was due to the increase in the Company's pre-tax income.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1998, 1997 and 1996

FINANCIAL CONDITION

Loans
    The Company's primary earning assets are loans, representing 49.2% of the total assets at December 31, 1998. Loans outstanding were $300,622,000 at December 31, 1998, an increase of $13,931,000 or 4.9% between 1997 and 1998. The increase was primarily due to improved demand in the commercial lending segment of the portfolio. At December 31, 1998 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans. The table below sets forth loans by category at December 31, 1994 through 1998.

TYPES OF LOANS
($ in thousands)                              1998          1997          1996         1995         1994
Commercial...............................  $ 112,563     $ 92,295      $ 82,792     $ 63,082     $ 51,818
Real estate construction..............         1,060        1,024         1,816        1,869        1,112
Real estate mortgage....................     138,475      144,179       136,488      128,709      119,629
Installment.............................      48,524       49,193        50,353       56,712       56,307
                                            $300,622     $286,691      $271,449     $250,372     $228,866

     It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower. Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service-to-income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 90% of the value on certain types of collateral.


     Scheduled maturity of commercial loans and real estate construction loans is indicated as follows at December 31, 1998:

($ in thousands)               One Year   One to          Over
                              or Less    Five Years     Five Years       Total
Commercial................ $   22,820    $  21,184      $ 68,559       $112,563
Real estate construction..        456          604             -          1,060
 Total.................... $   23,276    $  21,788      $ 68,559       $113,623

   For the commercial and real estate construction loans due after one year, $38,529,000 have a predetermined interest rate and $51,818,000 have a floating or adjustable interest rate.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996



Asset Quality
    Total nonperforming loans were $2,960,000 at December 31, 1998, compared to $2,658,000 at December 31, 1997. Nonaccrual loans increased by $532,000 while loans 90 days past due decreased $6,000, and restructured loans decreased by $224,000. Of the $183,000 total other real estate owned, $78,000 represents former branch office facilities.

    The following presents loans considered nonperforming:

NONPERFORMING ASSETS
($ in thousands)
                                                           1998        1997        1996        1995       1994
Nonperforming loans
 Nonaccrual..........................................   $ 1,347     $   815     $   547     $   790     $1,214
 90 days past due....................................     1,271       1,277         744         609        766
 Restructured......................................         342         566         672         666        610
    Total nonperforming loans........................   $ 2,960      $2,658      $1,963      $2,065     $2,590
Other nonperforming assets
 Other real estate owned...........................         183         236         607         575        682
    Total nonperforming assets.......................   $ 3,143      $2,894      $2,570      $2,640     $3,272

 Nonperforming loans as a percent of loans.......          1.0%        0.9%        0.7%        0.8%       1.1%
 Nonperforming assets
      as a percent of total assets...............          0.5%        0.6%        0.6%        0.7%       1.0%


     The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of default exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and are not on nonaccrual status or restructured.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996

Allowance for Loan Losses

  The Company's loan loss experience for the five years ended December 31, 1998 is summarized as follows:


SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                                               1998           1997           1996         1995          1994

Balance at beginning of year............................  $    3,284    $    3,564       $ 3,854     $   3,737    $    3,544
 Allowance acquired in loan
   purchase.........................................               -             -            -             -           411
 Provision for loan losses.............................          240             -            -           105           215
 Loans charged-off
  Commercial..........................................           228            26           54            63           205
  Real estate mortgage................................           183           111           66            21           141
  Installment.........................................           322           441          308           279           491
   Total loans charged-off.............................          733           578          428           363           837
 Loans recovered
  Commercial...........................................          121           162            3           101            93
  Real estate mortgage...............................             19            16           16           108            25
  Installment.........................................           111           120          119           166           286
   Total loans recovered..............................           251           298          138           375           404
    Net loans charged-off (recovered).................           482           280          290           (12)          433
Balance at end of year................................... $    3,042    $    3,284   $    3,564     $   3,854    $    3,737

Loans outstanding end of year.............................  $300,622      $286,691     $271,450      $250,372      $228,866
Average loans for the year ended.........................    292,662       281,738      254,397       243,043       164,405
Ratio of net charge-offs to average loans............          0.16%         0.10%        0.11%         0.00%         0.26%
Ratio of allowance to loans outstanding..............          1.01%         1.15%        1.31%         1.54%         1.63%
Ratio of provision to average loans..................          0.08%         0.00%        0.00%         0.04%         0.13%


    The allowance for loan losses was equal to 1.01% of loans outstanding at year end 1998 and in management's judgment is appropriate to absorb probable loan losses. Based on management's analysis of the allowance for loan losses, the Company increased the allowance with a $240,000 charge to the provision for bad debts in 1998. There was no provision made for 1997 and 1996. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996

Securities
     The following table summarizes the carrying value and weighted average yield of securities by type and maturity range at December 31, 1998:

                                                         After             After
                                                       One Year         Five Years
                                     Within           But Within        But Within          After
                                    One Year          Five Years        Ten  Years         Ten Years              Total
                                 Amount  Yield      Amount   Yield     Amount  Yield     Amount     Yield     Amount    Yield
Securities Available for Sale
U.S. Treasury Securities........$ 1,264  5.58%     $ 1,009    5.55%  $      -      -%  $        -       -%   $   2,273   5.57%
Federal agency obligations..          -     -        6,844    6.38      4,552   7.71      209,319    6.83      220,715   6.83
State and Municipal securities        -     -          662    8.86         90   6.38       33,281    4.80       34,033   4.88
Other......................           -     -            -       -          -      -        6,806    6.38        6,806   6.38
   Total Carrying Value.........$ 1,264  5.58%      $ 8,515   6.47%   $ 4,642   7.68%  $  249,406    6.55%     $263,827  6.56%



    The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of other securities includes securities with no stated maturity. Yields do not reflect tax equivalent adjustments.

Deposits
     Summarized below are average deposit balances by type for the years ended December 31, 1998, 1997 and 1996. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.


AVERAGE DEPOSITS                                  1998                           1997                         1996
($ in thousands)                        Amount      %      Rate       Amount       %      Rate      Amount      %     Rate

Demand noninterest bearing..........  $ 34,910     8.6%       -%   $  33,244      9.8%       -%   $ 32,793    10.6%     -%
Interest bearing deposits
 NOW Accounts......................     26,146     6.5     2.33       26,648      7.9     2.36      26,615     8.5   2.37
 MMDA and savings accounts..........    93,227    23.0     2.77       97,231     28.8     2.76     102,793    33.1   2.71
 Time ..............................   250,623    61.9     5.74      180,561     53.5     5.47     148,545    47.8   5.06
                                       369,996    91.4     4.75      304,440     90.2     4.33     277,953    89.4   3.93
Total................................ $404,906  100.0%    4.34%     $337,684   100.0%    3.90%    $310,746   100.0%  3.52%



MATURITY OF TIME DEPOSITS OVER $100,000
                               1998               1997              1996
($ in thousands)
Within three months.......  $ 13,785          $ 13,753         $   8,511
Three to six months.......    14,282             6,447             2,813
Six months to one year....    13,185            11,727             7,656
After one year............    14,283            12,807             7,968
 Total....................  $ 55,535          $ 44,734          $ 26,948

 MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996

Capital

     Capital resources represent funds obtained externally through issuance of securities and internally through the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include common stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

     Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Bank are subject to a risk-based capital framework and a minimum leverage ratio. Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks will be evaluated in terms of capital adequacy. These guidelines relate to banking company's capital to the risk profile of its assets. Tier 1 capital includes common stockholder's equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying debt instruments, and the reserves for credit losses. Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.

    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1998 and 1997.

                                                                               Company                        WNB
                                                                                            December 31,
                                                                            1998       1997          1998         1997
Tier I Capital....................                                       $ 47,179    $ 31,185     $ 39,888      $ 31,907
Total Qualifying Capital...........                                      $ 50,737    $ 34,469     $ 43,000      $ 35,191
Risk-Adjusted Assets...............                                      $303,127    $278,240     $299,420      $276,306
                                      Regulatory Requirements
                                                       Well-
                                       Minimum     Capitalized
  Capital Ratios
     Tier I Capital Ratio............      4.00%         6.00%              15.56%      11.21%       13.99%        11.55%
     Total Capital Ratio..............      8.00         10.00              16.74       12.39        15.03         12.74
     Leverage Capital Ratio...........      3.00          5.00               7.99        6.53         7.36          6.79



MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996


Liquidity
             In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

        Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and advances from the FHLB of Pittsburgh.

        Core deposits, representing the Company's largest, most stable source of funds, totalled $375,705,000 at December 31, 1998, an increase of $64,705,000 or 20.1% as compared to December 31, 1997. At December 31, 1998 core deposits represented 125.0% of loans, compared to 108.5% at December 31, 1997. Such deposits generally represent a more stable alternative to more volatile money market sources such as short-term borrowings and time deposits over $100,000. The Company has no brokered deposits.

        Cash and cash equivalents (cash and due from banks and Federal funds sold), are the Company's most liquid assets. At December 31, 1998, cash and cash equivalents totalled $30,063,000, an increase of $16,621,000 or 123.6% from December 31, 1997. Additionally, the Company has secondary sources of liquidity in investment securities available for sale totalling $263,827,000 at December 31, 1998, compared to $169,176,000 at December 31, 1997, as well as maturities and repayments of loans.

          The Company utilizes FHLB advances as a low cost funding source for implementing investment security growth strategies. FHLB advances totalled $119,000,000 at December 31, 1998. Management views FHLB advances as a stable secondary funding source.

           Management   believes  that  the  Company's   liquidity  position  is
sufficient based on its level of cash, cash equivalents, core deposits and the stability of its other funding.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996


Asset/Liability Management (Interest Rate Sensitivity)
    The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing.

    The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. Modeling techniques are a more relevant method of measuring interest rate risk than the less sophisticated interest rate sensitivity gap table shown on page 44. Assumptions are made regarding loan prepayments and amortization rates of passbook and NOW account withdrawal rates. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effects of actual changes in interest on these assumptions may differ from simulated results.

    The Company has established the following guidelines for assuming interest rate risk:

    Net interest margin simulation. Given a 200 basis point increase or decrease in interest rates, the estimated net interest margin may not change by more than 10% for a one-year period.

    Market value of equity simulation. The market value of the Company's equity is the net present value of the Company's assets and liabilities. Given a 200 basis point increase or decrease in interest rates, equity may not change by more than 30% of total stockholder equity.

    The following table illustrates the simulated analysis of the impact of a 200 basis point upward or downward movement in interest rates on net interest revenue, return on common stockholders' equity and basic earnings per share. The analysis was prepared assuming that interest-earning assets at December 31, 1998 remain constant. The impact of the rate movements was computed by simulating the effect of an immediate and sustained shift in interest rates over a twelve-month period from the December 31, 1998 levels.

Interest rate simulation sensitivity analysis
                        Movements in interest rates from December 31, 1998 rates
Simulated impact in the next twelve months     Increase 200 bp   Decrease 200 bp

 Compared with December 31, 1998:
 Net interest income increase/(decrease)           1.35%            (2.96)%
 Return on average equity increase/(decrease)        42bp             (91)bp
 Basic earnings per share increase/(decrease)     $0.05            $(0.10)

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996

    The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1998, is presented in the following table. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.

        At December 31, 1998, there were no outstanding financial futures, options or interest rate swap agreements.

December 31, 1998                                           Days                                       Total
INTEREST RATE SENSITIVITY                               31           61        91        181    One Year      Over
($ in thousands)                         0 to 30      to  60      to 90    to 180   to  1 year   or Less    One Year      Total
 INTEREST EARNING ASSETS
  Loans...............................$   53,445    $ 3,651     $ 8,302  $ 10,210   $ 30,460   $ 106,068    $194,554   $300,622
  Investment securities.........               -        502          -        252        510       1,264     262,563    263,827
  Other short-term investments......      17,747          -          -          -          -      17,747           -     17,747
   Total interest earning assets.....     71,192      4,153       8,302    10,462     30,970     125,079     457,117    582,196
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand...........     26,292          -          -          -           -     26,292           -     26,292
   Savings deposits..................     93,606          -          -          -           -     93,606           -     93,606
   Time deposits....................      20,186     17,412     15,281     57,493      74,959    185,331      86,514    271,845
  Borrowed funds.....................     48,891          -          -          -           -     48,891      75,000    123,891
  Long-term debt................               -          -          -          -          11         11      12,650     12,661
Total interest bearing liabilities....   188,975     17,412     15,281     57,493      74,970    354,131     174,164    528,295
 Non Interest Bearing Sources-net              -          -          -          -           -          -      53,901     53,901
   Total Funding sources................$188,975   $ 17,412   $ 15,281    $57,493     $74,970  $ 354,131    $228,065   $582,196

INTEREST SENSITIVITY GAP.............. $(117,783)  $(13,259)  $ (6,979)  $(47,031)    $44,000  $(229,052)   $229,052   $      -
CUMULATIVE INTEREST
       SENSITIVITY GAP................ $(137,519) $(131,042) $(138,021) $(185,052)  $(229,052) $(229,052)   $      -   $      -

GAP/INTEREST EARNING ASSETS.......      (25.70)%      (2.89)%    (1.52)%   (10.26)%     (9.60)%   (49.98)%      49.98%        -
CUMULATIVE GAP/INTEREST
        EARNING ASSETS.............      (25.70)     (28.59)    (30.12)    (40.38)     (49.98)    (49.98)           -         -









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



MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996



Recently Issued Accounting Standards
    In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133
establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. This statement is effective January 1, 2000, and need not be applied retroactively to financial statements of prior periods. The statement may be adopted early, as of the beginning of any quarter. The company intends to adopt this statement on January 1, 2000. The company is currently evaluating the impact that this statement will have on its financial position and results of operations, but it is not expected to be material.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1998, 1997 and 1996


Year 2000 Compliance
    The Company may be exposed to potential losses due to business interruption or errors which could result if any of its computer systems are not modified to ensure that dates beginning in January, 2000 are not misinterpreted by the system as January, 1900. This is commonly referred to as the Year 2000 Issue. A number of computer systems which are affected by Year 2000 are utilized by the Company to operate its day-to-day business.

    Management has established a task force to develop and maintain a Year 2000 Compliance Plan. The Company's Year 2000 Compliance Plan has been prepared in accordance with the Federal Financial Institutions Examination Council (FFIEC) guidelines on Year 2000 Compliance and involves the following five phases: awareness, assessment, renovation, validation and implementation. To date, the Company has completed the awareness, assessment and renovation phases of the Year 2000 Compliance Plan.

    The validation/testing phase of mission critical third party hardware and software systems required by the FFIEC has been completed, noting no Year 2000 compliance issues. The Company is expected to complete the Year 2000 project no later than June 30, 1999.

    The Company has contacted large commercial customers and significant suppliers to determine their capability to resolve the Year 2000 issues and attain compliance. Risk ratings have been assigned to customers and suppliers. Further contact will occur based on survey results.

    The Company has prepared general contingency plans to address unforeseen Year 2000 issues. Contingency plans will be continuously monitored and updated as conditions change throughout 1999 and into the Year 2000.

    The Company has estimated that direct costs for Y2K compliance will not be material.

    Y2K problems which are inherent in the regional, national and global banking and payments system are expected to be brought into compliance, but are completely beyond the Company's control.

DIRECTORS

Jack O. Cartner, President
    Motrim Inc., Cambridge, OH

Paul W. Donahie, President
    American Bancorporation, Wheeling, WV

Abigail McCamic Feinknopf
    Feinknopf Photography, Columbus, OH

Jay T. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jeffrey W. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jeremy C. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

The Honorable John J. Malik, Jr., Retired
    Probate Court Judge, Belmont County, Ohio


OFFICERS

Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Brent E. Richmond, Executive Vice President, Chief Operating Officer Jeffrey A. Baran, CPA, Chief Financial Officer
John H. Och, IV, CPA, Controller
Linda M. Woodfin, Secretary


Paul W. Donahie, President
    Wheeling National Bank
Mark D. Krupinski, President
    American Bancdata Corporation
John J. Rataiczak, President
    American Mortgages, Inc.

CORPORATE INFORMATION


Annual Meeting
    The annual meeting of shareholders will be held in Wheeling, West Virginia at the corporate offices, located at Suite 800, Mull Center, 1025 Main Street. The meeting will convene at 10:00 A.M. (E.D.S.T.) May 19, 1999. All shareholders are invited to attend.

Stock Transfer Agent
    American Bancservices, Inc.
    1025 Main Street - Suite 800
    Wheeling, WV 26003

Stock Listing
    American Bancorporation's common stock trades on The Nasdaq Stock Market under the symbol AMBC. Shares of American Bancorporation's Capital Trust Preferred trade on The Nasdaq Stock Market under the symbol AMBCP.


Primary Market Makers
    Legg Mason Wood Walker, Inc.              Herzog, Heine, Geduld, Inc.
    Wheat First Securities, Inc.                      Ferris Baker Watts, Inc.
    F. J. Morrissey & Co., Inc.

Form 10K
    Stockholders may receive a copy of American Bancorporation's 1998 Annual Report on Form 10K, as filed with the Securities Exchange Commission, upon written request to the Secretary, American Bancorporation, 1025 Main Street, Suite 800, Wheeling, WV 26003.

Independent Certified Public Accountants
    KPMG LLP
    Pittsburgh, PA

Securities Counsel
    Maloney & Knox LLP
    Washington, DC






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